Filed Pursuant to Rule 433
File No. 333-177633
November 7, 2011
Pricing Term Sheet

Canadian National Railway Company

$300,000,000 1.450% Senior Notes due 2016

$400,000,000 2.850% Senior Notes due 2021

Issuer:	Canadian National Railway Company

Security Type:	1.450% Notes due 2016 (the “2016 Notes”) 2.850% Notes due 2021 (the “2021 Notes”)

Size:	US$300,000,000 (2016 Notes) US$400,000,000 (2021 Notes)

Maturity:	December 15, 2016 (2016 Notes) December 15, 2021 (2021 Notes)

Coupon:	1.450% per annum, accruing from November 15, 2011 (2016 Notes) 2.850% per annum, accruing from November 15, 2011 (2021 Notes)

Price to Public:	99.236% of face amount (2016 Notes) 99.339% of face amount (2021 Notes)

Yield to maturity:	1.607% (2016 Notes) 2.926% (2021 Notes)

Spread to Benchmark Treasury:	+75 bp (2016 Notes) +95 bp (2021 Notes)

Benchmark Treasury:	1.000% due October 16, 2016 (2016 Notes) 2.125% due August 21, 2021 (2021 Notes)

Benchmark Treasury Price and Yield:	100-22¼ 0.857% (2016 Notes) 101-10 1.976% (2021 Notes)

Interest Payment Dates:	June 15 and December 15, commencing on June 15, 2012 (2016 Notes) June 15 and December 15, commencing on June 15, 2012 (2021 Notes)

Redemption:	At any time (i) prior to November 15, 2016 at the greater of (x) par and (y) the present value of the remaining scheduled payments of principal and interest, discounted at a rate of Treasury plus 15 basis points, and (ii) on or after November 15, 2016 at par, plus, in each case, accrued and unpaid interest (2016 Notes)

At any time (i) prior to September 15, 2021 at the greater of  (x) par and (y) the present value of the remaining scheduled payments of principal and interest, discounted at a rate of Treasury plus 15 basis points, and (ii) on or after September 15, 2021 at par, plus, in each case, accrued and unpaid interest (2021 Notes)

Trade Date:	November 7, 2011

Settlement Date:	(T+5); November 15, 2011
CUSIP/ISIN:	136375BU5/ US136375BU51 (2016 Notes) 136375BV3/ CA136375BV37 (2021 Notes)
Ratings:	A3 (Moody’s) /A- (S&P) /AL (DBRS)

Underwriters: Senior co-managers: Co-managers:
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith
                      Incorporated
Wells Fargo Securities, LLC

BMO Capital Markets Corp.
BNP Paribas Securities Corp.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll free, at (877) 858-5407 or J.P. Morgan Securities LLC, collect, at (212) 834-4533.

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